Via EDGAR

December 23, 2009

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	SEC letter dated November 30, 2009 regarding Arena Pharmaceuticals, Inc.
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
File Number: 000-31161

Dear Mr. Rosenberg:

Set forth below are the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the above referenced comment letter (the “Comment Letter”), followed by the response of Arena Pharmaceuticals, Inc. (“Arena”) to each comment in bold. The numbers of the paragraphs below correspond to the numbers of the comments included in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 57

1.	You disclose that “we have a wholly owned subsidiary in Switzerland, which exposes us to foreign exchange risk.” Also, it appears that your note payable to Siegfried is payable in Swiss francs and may expose you to foreign exchange risk. Please revise your disclosure to provide the quantitative and qualitative disclosures for this market risk as required by Item 305 of Regulation S-K. If you believe that foreign currency risk is not material please disclose this fact.

Arena’s response: In accordance with Item 305 of Regulation S-K, we evaluate our foreign exchange risk at each periodic report. In connection with such previous evaluations, we determined that our foreign exchange risk related to our wholly owned subsidiary in Switzerland and our note payable to Siegfried is not material.

In drafting our future periodic reports, we will continue to evaluate our foreign exchange risk, including as it relates to our wholly owned subsidiary in Switzerland and our note payable to Siegfried. If we include a discussion about foreign exchange risk in future periodic reports, we will disclose whether we believe such risk is material. If such risk is material, we will provide disclosures about such risk as required by Item 305 of Regulation S-K.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Acquired Technology, page 71

2.	Please explain to us your basis for concluding that the licensed production facility acquired from Siegfried in 2008 is an indefinite-lived intangible asset. Tell us how the production facility meets the definition of an intangible asset in FASB ASC 350-10-20. It appears that the facility has physical substance and is subject to depreciation that should begin when the asset is ready for its intended use. Please refer to FASB ASC 360-10-35-4. Cite any relevant accounting guidance to support you conclusion.

Arena’s response: In our Form 10-K for the year ended December 31, 2008, Note 4, Acquired Technology, the term “licensed production facility” refers to production and GMP licenses from SwissMedic (the Swiss regulatory equivalent to the US FDA) that allow us to manufacture approved drugs at the facility in Switzerland that we acquired in 2008. As discussed below, such production and GMP licenses are intangible assets with an indefinite useful life.

The term “licensed production facility” does not refer to any assets that have physical substance. Our tangible, physical assets in Switzerland that are used to manufacture drugs were capitalized at their fair value and are being depreciated over their remaining useful lives.

Immediately below is a table we included on page 75 of our Form 10-K for the year ended December 31, 2008 that breaks out the tangible assets, including personal and real property, separately from the intangible assets, including the production and GMP licenses, which are used to manufacture drugs.

Tangible assets
Fixtures, equipment and personal property	$16,760
Real estate	5,659

Total tangible assets		$22,419
Intangible assets
Licensed production facility	11,620
Acquired workforce	1,505

Total intangible assets		13,125

Total assets acquired		$35,544

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

In future periodic filings, rather than use the term “licensed production facility,” we will use the term “production licenses” (or “production and GMP licenses”) to make it clearer that these are intangible assets.

Accounting Relating to Production Licenses

ASC 350-10-20 defines an “intangible asset” as an asset that lacks physical substance. The production and GMP licenses are assets that lack physical substance; these assets are licenses from SwissMedic that allow us to manufacture pharmaceuticals in compliance with applicable regulations.

In accordance with ASC 350-30-35-4, we also determined that the production and GMP licenses have an indefinite useful life. ASC 350-30-35-4 states:

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

Example number 4 (ASC 350-30-55-12 and 55-13) of the guidance to ASC 350-30-35-4 states the following:

An acquired broadcast license that expires in five years. The broadcast license is renewable every 10 years if the entity provides at least an average level of service to its customers and complies with the applicable Federal Communications Commission (FCC) rules and policies and the FCC Communications Act of 1934. The license may be renewed indefinitely at little cost and was renewed twice prior to its recent acquisition. The acquiring entity intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that license are expected to continue indefinitely.

The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore, the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraphs 350-30-35-18 through 35-20.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

Arena’s production and GMP licenses are similar to the license in the above example. Our licenses are subject to inspections of the facility by SwissMedic, and the facility has been inspected in the past. We intend to keep these licenses in place indefinitely. The technology used in drug manufacturing is not expected to be replaced by another technology at any time in the foreseeable future. Cash flows from these production and GMP licenses are expected to continue indefinitely.

In accordance with ASC 350-30-35-16, we will continue to evaluate whether events and circumstances continue to support our determination that the production licenses have an indefinite useful life.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis

Elements of Our Compensation Program, page 7

Base Salary, page 7

3.	You disclose on page 7 that in determining 2008 base salaries for your executive officers, the Compensation Committee relied, in part, on recent industry surveys. Please identify these surveys.

Arena’s response: In determining 2008 base salaries for Arena’s executive officers, the Compensation Committee relied, in part, on the 2007 Radford Global Life Sciences Survey and the 2007 San Diego BEDC Compensation Survey.

Performance-based cash incentives, page 7

4.	We note that the cash incentive awards awarded to your named executive officers in 2008 was based on the achievement of preestablished corporate and individual goals. Your Compensation Discussion and Analysis does not provide a sufficient discussion of the corporate or individual objectives used to determine these executive officers’ annual performance-based bonus. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•	The corporate and individual performance objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

Arena response: We have not publicly disclosed the specific performance goals under the 2008 Annual Incentive Plan, and respectfully submit to the Staff that disclosure of the specific goals would result in competitive harm to Arena. Disclosure of these goals would harm Arena by providing our competitors with knowledge of confidential information regarding our strategy, and the specific tactical metrics by which we are planning to implement this strategy. This could facilitate business decisions by our competitors and potential competitors regarding whether and how to compete against Arena and in Arena’s sector, which would harm Arena and our stockholders. Disclosure of these goals would also competitively harm Arena by undermining our efforts at employee retention. Our annual incentive plans are part of an overall compensation strategy that seeks, among other things, to retain highly skilled executive officers. If our competitors have access to such disclosure, they would be better able to recruit our executive officers. A loss of key executive officers could adversely affect our stockholders. Moreover, our corporate and individual performance goals, while not identical, have been similar each year due to the consistency of our business and long-term strategy, and, therefore, it is important that a particular year’s goals remain confidential following the conclusion of such year.

While the disclosure of the specific performance goals can provide valuable information to our competitors, such disclosure would not materially enhance general investor understanding of our corporate strategy (because we publicly disclose our overall corporate strategy on our earnings calls and in our filings with the Commission) or our compensation strategy (because we publicly disclose the categories of corporate and individual goals for the company, the overall percentages assigned to corporate and individual goals for each named executive officer, the level of corporate and individual goal achievement, and the amount paid to each named executive officer).

Below is a draft of Arena’s 2010 Compensation Discussion and Analysis regarding the 2009 Annual Incentive Plan and information regarding the achievement of related corporate and individual performance goals.

“In early 2009, the Compensation Committee approved the 2009 Annual Incentive Plan for our executive officers. Under this cash incentive plan, each participant was assigned an incentive target that was expressed as a percentage of annual base salary, and the participant’s incentive award was based on the achievement of preestablished corporate and individual goals. All participants had the same corporate goals, which we believed would align the interests of our executive officers with one another and with our stockholders. Corporate and individual goals were intended to reflect a mix of short- and long-term performance objectives. The corporate and individual goals were approved by the Compensation Committee after taking into account the views and recommendations of other members of our Board of Directors (including our Chief Executive Officer). As described further below, actual awards under the 2009 Annual Incentive Plan are based upon the level of goal achievement, the quality of achievement, and the weighting of each goal.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

The corporate goals for 2009 related to the following categories: (i) progress and plans relating to internal clinical programs, including the achievement of publicly disclosed goals relating to our lorcaserin clinical program; (ii) progress of programs with partners; (iii) budget, finance, and financial controls and reporting; and (iv) progress and plans relating to research programs.

Individual goals were tailored for each executive officer, and related to the following categories: (i) progress and plans relating to clinical and research programs; (ii) budget, finance, and financial controls and reporting; (iii) development and integration of new capabilities; (iv) compliance and risk mitigation; (v) corporate governance; (vi) corporate management and planning; (vii) strategic opportunities; (viii) intellectual property; and (ix) investor and analyst relations.

All of our executive officers participated in the 2009 Annual Incentive Plan. The following table lists our Named Executive Officers, their incentive target under the plan expressed as a percentage of their annual base salary, and the relative weighting assigned to corporate and individual goals:

		Relative Weighting
Named Executive Officer	Incentive Target	Corporate Goals	Individual Goals
Jack Lief	55%	75%	25%
Robert E. Hoffman	40%	60%	40%
Dominic P. Behan, Ph.D.	40%	60%	40%
William R. Shanahan, Jr., M.D., J.D.	40%	50%	50%
Steven W. Spector, J.D.	40%	60%	40%

The Compensation Committee took into account its compensation consultant’s recommendations, market data and individual performance and contribution in determining the incentive targets and relative weightings. The weighting of corporate versus individual goals was intended to reflect the participants’ responsibilities for their individual areas and the company-wide functions. Mr. Lief’s goals were weighted more heavily to the corporate goals than any other of our Named Executive Officers due to his role in overseeing our company-wide functions as our President and Chief Executive Officer, and Dr. Shanahan’s goals were weighted more to his individual goals than the other Named Executive Officers due to his significant role in the development of our drug candidates as our Vice President and Chief Medical Officer. Our other Named Executive Officers’ goals were weighted more heavily to the corporate goals as their responsibilities involved company-wide functions more than any individual area and to tie their compensation to corporate achievements.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

The threshold level of aggregate goal achievement under the 2009 Annual Incentive Plan for each executive officer was 50%, below which no incentive award would be paid to the executive officer. This threshold was established to ensure that no awards would be paid if the results achieved were significantly below the target. The Compensation Committee sets goals that it believes will be difficult for our executive officers to fully achieve. Consequently, achieving the target was only expected to occur if both corporate and individual performances were high. As an example of the difficulty of goal achievement, below is information on the Compensation Committee’s determination of corporate and individual goal achievement by our Named Executive Officers for 2007 and 2008:

	Level of Goal Achievement
	2007	2008
Corporate Goals	80%	85%

	Level of Goal Achievement
	2007	2008
Individual Goals
Jack Lief	100%	100%
Robert E. Hoffman	80%	83%
Dominic P. Behan, Ph.D.	90%	100%
William R. Shanahan, Jr., M.D., J.D.	100%	94%
Steven W. Spector, J.D.	100%	100%

The below ‘Grants of Plan-Based Awards’ table shows the incentives that could have been earned under our 2009 Annual Incentive Plan, and the awards earned are included in the below ‘Summary Compensation Table.’

In determining the incentive awards under our 2009 Annual Incentive Plan, the Compensation Committee considered our progress against the preestablished corporate and individual goals, including the progress made during 2009 in the advancement of our program for our lead drug candidate, lorcaserin, our financial condition and efforts to manage to an approved budget, our research progress and our integration of our foreign operations.”

In addition, similar to the disclosure in our 2009 Compensation Discussion and Analysis, we plan to also include in the above disclosure whether and to what extent the other components of the formula for incentive awards, which are the quality and level of the goal achievement, impacted the actual awards.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

Stock-based compensation, page 9

5.	We note your statement on page 9 that the size of stock options grants to the company’s named executive officers in 2008 was determined, in part, on corporate and individual goals. In addition to the discussion of corporate and individual goals used to determine performance-based bonuses, requested in the comment above, please provide us with draft disclosure for your 2009 proxy statement which provides a discussion of how the level of achievement of corporate and individual goals will affect the size of stock option grants to the company’s named executive officers.

Arena’s response: Below is a draft of our 2010 Compensation Discussion and Analysis regarding the determination of 2009 equity grants. Arena respectfully submits that, as described below, the level of achievement of corporate and individual goals does not affect the size of equity awards in a quantifiable manner. Rather, the Compensation Committee takes the level of goal achievement into general consideration along with the totality of other available information in determining the grants. No individual area of consideration described below is assigned particular weight in the Compensation Committee’s determination of equity awards. As such, the level of achievement of corporate and individual goals may impact the equity award, but such achievement may be offset by other information and data the Compensation Committee considers in its discretion. This discretion is described in the draft disclosure below.

“For 2009, the Compensation Committee granted our executive officers stock options, which are intended to foster the long-term perspective we believe is necessary for continued success. In determining the size and types of equity grants to executive officers, the Compensation Committee considered the performance-based restricted stock units that it awarded executive officers in 2007, similar awards to individuals holding comparable jobs in our peer group, our corporate performance against our plan, the individual’s performance against his goals, each executive officer’s ownership in Arena, the overall share usage under our equity compensation plans for grants to our executive officers, the amount of equity that would be available for future issuance following the grants, the consequences of granting equity in light of the requirements to expense the value of equity grants and the tax efficiency of various award types. The Compensation Committee also considered the performance, role and responsibilities of each executive officer. The Compensation Committee exercises discretion in determining the information it considers, as well as any weighting of particular information, in determining the equity awards. The ultimate determination of equity awards is made by the Compensation Committee after evaluating the information and areas of consideration described above in their totality.

Taking into account the 2007 performance-based restricted stock unit awards, the Compensation Committee’s overall objective was to grant stock options that would place the executive officers’ aggregate equity grants within the broad middle range of the long-term equity grants in our peer group.”

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

6.	We note your statement on page 10 that performance-based restricted stock unit awards granted to the company’s named executive officers in 2007 will vest only upon the achievement of four specific drug development and strategic performance goals by February 26, 2012. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•	A discussion of the referenced performance targets; and

•	A discussion of how the level of achievement of each target will affect vesting of the restricted stock unit awards.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the level of achievement of each of the targets.

Arena’s response: Below is draft disclosure for our 2010 Compensation Discussion and Analysis regarding our performance-based restricted stock unit awards, which is consistent with the disclosure we included in the Form 8-K we filed with the Commission on March 1, 2007. Please note that the Compensation Committee has not determined that any of the performance targets has been achieved. We confirm that we will discuss the level of achievement of each of the targets once the Compensation Committee makes the relevant determinations and the restricted stock unit awards vest, if at all.

“For 2007, in addition to stock options, the Compensation Committee granted performance-based restricted stock unit awards to executive officers and other employees. These awards were designed to encourage, and compensate our executive officers and other employees for achieving, extraordinary results and to ensure that our executive officers and other employees are properly focused on specific drug development and commercialization initiatives that we believe will enhance long-term stockholder value. These awards provide executive officers and other employees until February 26, 2012 to achieve four specific drug development and strategic performance goals. A fixed number of awards will be earned for each milestone that is successfully achieved. Once earned, the awards will remain unvested until the performance period is complete. The awards that have been earned at February 26, 2012 will vest and be settled in shares of our common stock, with the holder receiving one share of common stock for each award earned and vested. Termination of employment prior to vesting will result in the forfeiture of any earned (as well as unearned) awards, except for limited circumstances such as termination due to death, disability or a change in control. As of [            ], 2010, the Compensation Committee has not determined that any of the four goals in the performance-based restricted stock unit awards have been achieved.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

The awards represent the right to earn and receive a number of shares of common stock contingent upon us achieving the following specific goals:

(1)	Approval of lorcaserin (our drug candidate for obesity) by the U.S. Food and Drug Administration, which approval continues to be in effect on the applicable vesting date;

(2)	Net sales of lorcaserin by us or, if applicable, our partners or licensors, equal to $250,000,000 during any consecutive six-month period, determined in accordance with Generally Accepted Accounting Principles and consistent with our or the partners’ or licensors’ revenue recognition policies;

(3)	One successful phase 3 (as defined by 21 C.F.R. section 312.21(c)) clinical trial of a drug candidate (other than lorcaserin) of us or, if applicable, under one of our partnerships or license arrangements. “Successful” means the phase 3 clinical trial results meet the primary efficacy endpoint and could be used, or were used, as a pivotal study in support of a New Drug Application; and

(4)	Successful phase 2 (as defined by 21 C.F.R. section 312.21(b)) clinical trials on two drug candidates (other than lorcaserin or a drug candidate that satisfied goal 3 above) of us or under one of our partnerships or license arrangements. “Successful” means either that (i) there were statistically significant efficacy results and such results support proceeding with an additional phase 2 or a phase 3 (as defined by 21 C.F.R. section 312.21(b) or (c), respectively) clinical trial or (ii) screening of patients in a phase 3 clinical trial has been commenced.

The performance goals were established to require significant efforts and results that, if achieved, are expected to drive significant stockholder value, thereby further aligning employee and stockholder interests.

Depending on whether we have achieved one, two, three or all four of the performance goals on or before February 26, 2012, and if the particular executive officer is still employed on such date, then these stock unit awards would vest as follows: 25% if one goal is achieved, 50% if two goals are achieved, 87.5% if three goals are achieved and 100% if all four goals are achieved.

Below are the number of performance-based restricted stock unit awards our Compensation Committee granted to our Named Executive Officers in February 2007. The Compensation Committee has not granted any additional performance-based restricted stock unit awards to our Named Executive Officers.

Securities and Exchange Commission

Re: File No. 000-31161

December 23, 2009

Named Executive Officer	Performance- based Restricted Stock Unit Awards (1)
Jack Lief	300,000
Robert E. Hoffman	100,000
Dominic P. Behan, Ph.D.	100,000
William R. Shanahan, Jr., M.D., J.D.	80,000
Steven W. Spector, J.D.	100,000

(1)	Maximum number that may be earned for achieving all four performance goals.”

Please note that our Compensation Committee has not met to determine the cash incentive awards under our 2009 Annual Incentive Plan, nor has it reviewed a draft of our 2010 Compensation Discussion and Analysis. As such, to the extent our above responses contain draft disclosure that will be subsequently reviewed by our Compensation Committee, we respectfully reserve the right to modify the disclosure.

Arena acknowledges by this letter that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Arena many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments, and look forward to working further with you. If you have any questions or comments, please feel free to call either Robert E. Hoffman (858.453.7200, ext. 222), Adam S. Chinnock (858.453.7200, ext. 1466) or the undersigned (858.453.7200, ext. 229).

Very truly yours,

/s/ Steven W. Spector
Steven W. Spector
Senior Vice President, General Counsel, and Secretary

cc:	Adam S. Chinnock, Arena Pharmaceuticals, Inc.
Robert E. Hoffman, Arena Pharmaceuticals, Inc.